Dear Shareholder:

The 2006 Annual Consolidated Report of The First National Bank of Wellston is presented for your review.

Total assets and liabilities increased 1.60% in 2006.  Total deposits increased by 1.60%, with the majority of combined growth, 8.40%, coming from certificates of deposits and individual deposits.  The certificates of deposits grew primarily from a shirt from lower cost savings deposits.  This shift was anticipated by our board of directors and management.  However, it had the effect of increasing cost of funds for the bank.

Net loans grew by .50%.  The bank’s investment portfolio grew by 17.70%.  The minimal loan growth was the result of the board of director’s and management’s resolve to maintain high loan underwriting standards during the current economic slow-down in our market area.  Loan run-off and new deposits were put into the investment portfolio.

Our bank’s yield on investments is higher than our peer group, but the yield is lower than what could be realized on loans.  This lower yield plus the higher cost of deposits and a large loss on a single commercial loan resulted in a decrease in net earnings of 22.50%.  Your bank was still able to increase total capital in 2006 by 3.50% and pay a dividend of $2.00 per share.  Management and your board of directors anticipate earnings for 2007 to return to a level comparable to 2003 or 2004.

We will be completing a face-lift to our Jackson office in 2007, which includes a new roof, a heating and cooling system, a new drive-up ATM, and exterior/interior painting.

Our bank will be taking advantage of new technology by going “real-time” with all of our customers’ ATM and point-of-sale transactions.  We are now exchanging data electronically with our Federal Reserve Bank, and in 2007 we will be transmitting transactions electronically from our branch to the main office data processing center.  We are continuing to utilize the most advanced fraud detection software to protect our customers’ financial information and account access.

In 2007 we will continue to enhance our shareholders’ value by working toward expanding our market presence through additional branching or possible acquisitions.

Sincerely,

/s/ ERIC EMMERT

Eric Emmert, President

STATEMENT OF FINANCIAL POSITION

as at December 31, 2006

(In $,000’s)

ASSETS	2005	2006	Change

Cash & Due from Banks	3,208	3,082	(126)
Fed. Funds Sold	1,529	365	(1,164)
TOTAL: Cash & Cash Equivalents	4,737	3,447	(1,290)

Mortgage Backed Securities	1,900	2,129	229
Mtg. Backed Securities - Mkt. Value Adjustment	(6)	(2)	4
U.S. Agency Securities	4,921	5,779	858
U.S. Agency Securities - Mkt. Value Adjustment	(83)	(40)	43
Municipal Securities	9,232	11,101	1,869
Municipal Securities - Mkt. Value Adjustment	79	54	(25)
Corporate Securities	416	399	(17)
Corporate Securities - Mkt. Value Adjustment	(11)	(3)	8
Federal Reserve Bank Stock	30	30	0
Federal Home Loan Bank Stock	435	461	26
TOTAL: Investments	16,913	19,908	2,995

Credit Card Receivables	402	416	14
Loans - net of Unearned Income	59,928	60,290	362
Less: Valuation Reserve	(399)	(491)	(92)
TOTAL: Net Loans	59,931	60,215	284

Interest Receivable	400	452	52
Fixed Assets - Wellston Office	2,244	2,156	(88)
Fixed Assets - Jackson Office	476	471	(5)
Prepaid Expenses	204	233	29
Other Assets	601	11	(590)
TOTAL: Assets	$85,506 ======	$86,893 ======	$1,387 ======

LIABILITIES

Demand Deposits, NOW Accounts & Savings Acc	42,068	41,496	(572)
Certificates of Deposit	32,122	33,885	1,763
TOTAL: Deposits	74,190	75,381	1,191

Accrued Interest Payable	64	80	16
Other Accrued Expenses	108	113	5
Accrued Federal Income Tax	44	-42	(86)
Other Accrued Taxes	20	20	0
Deferred Federal Income Tax	6	56	50
Deferred Federal Income Tax-Securities MV Adjus	-7	3	10
Fed. Funds Purchased	0	0	0
Other Liabilities	17	26	9
TOTAL: Liabilities	252	256	1,195

STOCKHOLDERS’ EQUITY
Capital	500	500	0
Surplus	500	500	0
Net Adjustment-Securities MV	-13	7	20
Undivided Profits	10,077	10,249	172
TOTAL: Stockholders’ Equity	11,064	11,256	192

TOTAL: Liabilities & Stockholders’ Equity	$85,506 ======	$86,893 ======	$1,387 ======

STATEMENT OF CHANGES IN EQUITY

For Year Ended December 31, 2006

	2005	2006

Beginning Balance	10,939	11,256
Adjustments	________	________

Balance as Adjusted	10,939	11,256
Dividends Paid	(400)	(400)
Change in Securities Mkt. Value - Net Adjustment	(213)	7
Net Income before Extraordinary Item	738	572
	_______	________

Ending Balance	$11,064 ======	$11,435 =======

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

(In $,000’s)

REVENUES	2005	2006	Change

Interest & Fees on Loans	$4,403	$4,785	$382
Interest - Fed. Funds Sold	40	77	37
Interest - Mtg. Backed Securities	102	81	(21)
Interest - U.S. Agency Securities	173	241	68
Interest - Municipal Securities	427	375	(52)
Interest - Corporate Securities	15	13	(2)
Interest - Time C.D.’s	0	0	0
Interest - Federal Home Loan Bank	2	5	3
Interest - Credit Cards	36	37	1
Dividends - Federal Reserve Bank Stock	2	2	0
Dividends - Federal Home Loan Bank	21	26	5
TOTAL: Interest Income	5,221	5,642	421

Other Fees & Commissions	493	482	(11)
Net Gain (Loss) on Sale of Investment Securities	0	0	0
Other Gains (Losses)	11	0	(11)
Other Income	34	67	33
TOTAL: Non-Interest Income	538	549	11

TOTAL Revenues	$5,759 ======	$6,191 ======	$432 ======

EXPENSES

Interest Expense - Time C.D.’s of $100,000 or mo	$352	$402	$50
Interest Paid - Other Deposits	1,370	1,713	343
Provision for Loan Losses	173	180	7
Salaries & Employee Benefits	1,385	1,448	63
Occupancy Expense	71	72	1
Furniture & Equipment Expense	106	107	1
Other Operating Expenses	1,162	1,373	211
Depreciation	183	175	(8)
TOTAL: Expenses	4,802	5,470	668

Income Before Taxes & Extraordinary Items	957	721	(236)
Provision for Taxes	219	149	(70)
Income Before Extraordinary Items	738	572	(166)

Net Operating Income	$738 ======	$572 ======	($166) ======

COMMON STOCK

No. of Shares Authorized - 200,000; No. of Shares Issued - 200,000; Par Value $0.50

EARNINGS PER SHARE	2005	2006

Before Securities Gains or Losses, Extraordinary Items & Applicable Income Tax	$4.79	$3.61
After Securities Gains or Losses, Extraordinary Items & Applicable Income Tax	$3.69	$2.86

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2006

(In $,000’s)

Cash Flows from Operating Activities:

Net Income Before Extraordinary Items:		$572

Adjustments to reconcile net income to net cash provided by operating activities:

Amortization/Accretion, Net	62
Depreciation expense	175
Provision for credit losses	180
Loss (Gain) on sale of investment securities	0
(Increase) decrease in interest receivable	(52)
Increase (decrease) in interest payable	16
(Increase) decrease in prepaid expenses	(29)
Increase (decrease) in expenses payable	5
Increase (decrease) in other liabilities	9
Increase (decrease) in taxes payable	(86)
(Increase) decrease in other assets	590
Increase (decrease) in deferred taxes	50	920

Net Cash Provided by Operating Activities:		$1,492

Cash Flows from Investing Activities:

Payments on Investment Securities	825
Proceeds from maturity of investment securities	2,330
Purchase of investment securities	(7,720)
Purchase of premises and equipment	(82)
Net (increase) decrease in credit card receivables	(14)
Net (increase) decrease in loans to customers	(450)

Net Cash Used in Investing Activities		(5,111)

Cash Flows from Financing Activities:

Increase (decrease) in deposits	1,191
Payment of cash dividend	(400)
Proceeds from federal funds purchased	0

Net Cash Provided by Financing Activities		791

Net Increase (decrease) in Cash		($2,828) ======

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest		$1,712
Income taxes		$235